United States securities and exchange commission logo





                          January 25, 2024

       Katie Field
       Interim Chief Executive Officer
       Akanda Corp.
       1a, 1b Learoyd Road
       New Romney, TN28 8XU

                                                        Re: Akanda Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed January 18,
2024
                                                            File No. 333-276577

       Dear Katie Field:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark Lee, Esq.